RECEIVED

2008 APR 24 A 4:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 16, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE [redacted]
Washington, DC 20549
USA

08002123

SUPPL

Dear Mr. Dudek

We have submitted a letter dated April 16, 2008 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you.

Very truly yours
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

PROCESSED
APR 29 2008
THOMSON REUTERS

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 16, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Secretary
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sirs,

Re: Board Meeting

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, April 29, 2008 to consider, *inter alia,* the audited financial results of the Company for the fourth quarter as also the year ended March 31, 2008 and also to recommend dividend on shares for the said period.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you.

Yours faithfully

For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary,
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai - 400 001
(Fax No. 2272 3199)

NSEIL
16 APR 2008
Contents not Verified

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 16, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Secretary
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sirs,

Re: Board Meeting

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, April 29, 2008 to consider, *inter alia,* the audited financial results of the Company for the fourth quarter as also the year ended March 31, 2008 and also to recommend dividend on shares for the said period.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary,
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai – 400 023.
(Fax No. 2272 3199)

RECEIVED

2008 APR 24 A 4: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 15, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl. no.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter/year ended March 31, 2008	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter/year ended March 31, 2008	Clause 49 of the listing agreement	BSE & NSE
3.	Free Float Indices for the quarter/year ended March 31, 2008	BSE requirement	BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Very truly yours
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

NSEIL
2008
Contents not Verified

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 14, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended March 31, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL As on : March 31, 2008

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47
(b)	Central Government/State Governments	-	-	-	-	-
(c)	Bodies Corporate	8	12 99 66 013	12 99 66 011	53.28	52.91
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**20**	**13 11 31 996**	**13 11 31 989**	**53.76**	**53.39**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**20**	**13 11 31 996**	**13 11 31 989**	**53.76**	**53.39**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	244	25 22 628	24 55 048	1.03	1.03
(b)	Financial Institutions/Banks	357	1 85 500	1 68 798	0.08	0.08
(c)	Central Government/State Governments	53	53 180	2 812	0.02	0.02
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	19	47 68 838	47 68 511	1.95	1.94
(f)	Foreign Institutional Investors	583	6 47 88 942	6 47 82 871	26.56	26.38
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1 256**	**7 23 19 088**	**7 21 78 040**	**29.65**	**29.44**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7 038	75 08 408	74 24 664	3.08	3.06
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	12 85 137	2 90 44 957	2 21 36 507	11.91	11.82
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	52	28 47 817	28 12 037	1.17	1.16
(c)	Any Other (Specify)					
1	NRIs/OCBs	15 996	10 87 811	7 77 248	0.45	0.44
	Sub -Total (B)(2)	**13 08 223**	**4 04 88 993**	**3 31 50 456**	**16.60**	**16.48**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 09 479**	**11 28 08 081**	**10 53 28 496**	**46.24**	**45.93**
	TOTAL (A) +(B)	**13 09 499**	**24 39 40 077**	**23 64 60 485**	**100.00**	**99.31**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**16 92 723**	**16 92 723**	-	**0.69**
	GRAND TOTAL (A)+(B)+(C)	**13 09 500**	**24 56 32 800**	**23 81 53 208**	**100.00**	**100.00**

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	12 63 89 839	51.45
2	Sonata Investments Limited	29 99 722	1.22
3	Reliance Innoventures Private Limited	5 76 450	0.23
4	Hansdhwani Trading Company Pvt Ltd	2	0.00
5	Kokila D. Ambani	5 45 126	0.22
6	Anil D. Ambani	2 73 891	0.11
7	Tina A Ambani	2 63 474	0.11
8	Jaianmol A. Ambani	83 487	0.03
9	Jaianshul A. Ambani	5	0.00
	TOTAL	13 11 31 996	53.39

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	QUANTUM (M) LIMITED	1 13 43 139	4.62
2	MORGAN STANLEY MAURITIUS COMPANY LIMITED	90 30 911	3.68
3	LIFE INSURANCE CORPORATION OF INDIA	43 63 374	1.78
4	J. P. MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L. A/C JP MORGAN FUND -EMERGING MARKETS EQUITY FUND	27 95 106	1.14
5	GOLDMAN SACHS INVESTMENTS (MAURITIUS) I LIMITED	27 61 525	1.12
6	MERRILL LYNCH CAPITAL MARKETS ESPANA S.A.S.V.	25 93 369	1.06
	TOTAL	3 28 87 424	13.39

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	Promoter	4 91 26 560	20.00
	TOTAL		**4 91 26 560**	**20.00**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	umber of outstanding DF	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	16 92 723	16 92 723	0.69
	TOTAL		**16 92 723**	**0.69**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	TOTAL		-	-

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 14, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended March 31, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
15 APR 2008
CONTENTS NOT VERIFIED
SIGN. ......

I(a) **STATEMENT SHOWING SHAREHOLDING PATTERN**

Name of the Company: RELIANCE CAPITAL LIMITED

BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL As on : March 31, 2008

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47
(b)	Central Government/State Governments	-	-	-	-	-
(c)	Bodies Corporate	8	12 99 66 013	12 99 66 011	53.28	52.91
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**20**	**13 11 31 996**	**13 11 31 989**	**53.76**	**53.39**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**20**	**13 11 31 996**	**13 11 31 989**	**53.76**	**53.39**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	244	25 22 628	24 55 048	1.03	1.03
(b)	Financial Institutions/Banks	357	1 85 500	1 68 798	0.08	0.08
(c)	Central Government/State Governments	53	53 180	2 812	0.02	0.02
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	19	47 68 838	47 68 511	1.95	1.94
(f)	Foreign Institutional Investors	583	6 47 88 942	6 47 82 871	26.56	26.38
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1 256**	**7 23 19 088**	**7 21 78 040**	**29.65**	**29.44**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7 038	75 08 408	74 24 664	3.08	3.06
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	12 85 137	2 90 44 957	2 21 36 507	11.91	11.82
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	52	28 47 817	28 12 037	1.17	1.16
(c)	Any Other (Specify)					
1	NRIs/OCBs	15 996	10 87 811	7 77 248	0.45	0.44
	Sub -Total (B)(2)	**13 08 223**	**4 04 88 993**	**3 31 50 456**	**16.60**	**16.48**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 09 479**	**11 28 08 081**	**10 53 28 496**	**46.24**	**45.93**
	TOTAL (A) +(B)	**13 09 499**	**24 39 40 077**	**23 64 60 485**	**100.00**	**99.31**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**16 92 723**	**16 92 723**	-	**0.69**
	GRAND TOTAL (A)+(B)+(C)	**13 09 500**	**24 56 32 800**	**23 81 53 208**	**100.00**	**100.00**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	12 63 89 839	51.45
2	Sonata Investments Limited	29 99 722	1.22
3	Reliance Innoventures Private Limited	5 76 450	0.23
4	Hansdhwani Trading Company Pvt Ltd	2	0.00
5	Kokila D. Ambani	5 45 126	0.22
6	Anil D. Ambani	2 73 891	0.11
7	Tina A Ambani	2 63 474	0.11
8	Jaianmol A. Ambani	83 487	0.03
9	Jaianshul A. Ambani	5	0.00
	TOTAL	13 11 31 996	53.39

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	QUANTUM (M) LIMITED	1 13 43 139	4.62
2	MORGAN STANLEY MAURITIUS COMPANY LIMITED	90 30 911	3.68
3	LIFE INSURANCE CORPORATION OF INDIA	43 63 374	1.78
4	J. P. MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L. A/C JP MORGAN FUND -EMERGING MARKETS EQUITY FUND	27 95 106	1.14
5	GOLDMAN SACHS INVESTMENTS (MAURITIUS) I LIMITED	27 61 525	1.12
6	MERRILL LYNCH CAPITAL MARKETS ESPANA S.A.S.V.	25 93 369	1.06
	TOTAL	3 28 87 424	13.39

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	Promoter	4 91 26 560	20.00
	TOTAL		4 91 26 560	20.00

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	umber of outstanding DF	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	16 92 723	16 92 723	0.69
	TOTAL		**16 92 723**	**0.69**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	TOTAL		-	-

Vm

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 14, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: **Quarterly Compliance Report on Corporate Governance for the Quarter Ended March 31, 2008 - under Clause 49 of the Listing Agreement**

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended March 31, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended March 31, 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 I	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2007-2008, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2008 will be complied in the twenty second Annual Report -2007-08
VII. Compliance	49 (VII)	YES	

for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 14, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: Quarterly Compliance Report on Corporate Governance for the Quarter Ended March 31, 2008 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended March 31, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended March 31, 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 I	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2007-2008, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2008 will be complied in the twenty second Annual Report –2007-08
VII. Compliance	49 (VII)	YES	

for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 14, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on March 31, 2008

Enclosed please find the details of the Shareholding pattern of our Company as on March 31, 2008 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl.: a/a

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
15 APR 2008
CONTENTS NOT VERIFIED
SIGN.

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED			
	Scrip Code - 500111	Quarter Ended	31st March, 2008
Category Code	**Category**	**No.of Shares Held**	**% of Shareholding**
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.47
2	Indian Corporate Bodies/ Trusts/ Partnerships	12 69 66 291	51.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	29 99 722	1.22
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**13 11 31 996**	**53.39**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here________	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**13 11 31 996**	**53.39**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	3 18 84 900	12.98
2	Indian Corporate Bodies/Trusts/Partnerships	75 08 408	3.06
3	Independent Directors & Relatives	5 000	0.00
4	Present Employees	2 874	0.00
5	Banks/Financial Institutions	1 85 500	0.08
6	Central/State Govt.	53 180	0.02
7	Central/ State Govt. Institutions		0.00
8	Insurance Companies	47 68 838	1.94
9	Mutual Funds	25 22 628	1.03
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**4 69 31 328**	**19.11**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	13 909	0.01
15	Foreign Institutional Investors (SEBI-registered)	6 47 88 942	26.38
16	Non Resident Indians (Individuals)	10 73 902	0.44
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**6 58 76 753**	**26.82**
C	**GDRs/ADRs/ADSs**	16 92 723	0.69
	Sub Total C	**1692723**	**0.69**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 45 00 804**	**46.61**
	Grand Total	**24 56 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	13 11 31 996	53.39
Total Free-float	11 45 00 804	46.61
Grand Total	**24 56 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	17 80 63 324	72.49
Total Foreign Holding	6 75 69 476	27.51
Grand Total	**24 56 32 800**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	31st March, 2008
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	AAA Enterprises Private Limited	12 63 89 839	51.45	I-A-2
2	Reliance Innoventures Private Limited	5 76 450	0.23	I-A-2
3	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
4	Kokila D. Ambani	5 45 126	0.22	I-A-1
5	Anil D. Ambani	2 73 891	0.11	I-A-1
6	Tina A Ambani	2 63 474	0.11	I-A-1
7	Jaianmol A. Ambani	83 487	0.03	I-A-1
8	Jaianshul A. Ambani	5	0.00	I-A-1
9	Sonata Investments Limited	29 99 722	1.22	I-A-2
	Total	13 11 31 996	53.39	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	**500111**		**Quarter Ended**	**31st March, 2008**
Sl.No.	**Holders Name**	**No.of Shares Held**	**% of Shareholding**	**Category Code**	**Relationship, if any with anyone in I**
1	Quantum (M) Limited	1 13 43 139	4.62	II-A-8	NIL
2	Morgan Stanley Mauritius Company Limited	90 30 911	3.68	II-B-15	NIL
3	Life Insurance Corporation Of India	43 63 374	1.78	II-B-15	NIL
4	J. P. Morgan Asset Management (Europe) S.A.R.L. A/C Jp Morgan Fund -Emerging Markets Equity Fund	27 95 106	1.14	II-B-15	NIL
5	Goldman Sachs Investments (Mauritius) I Limited	27 61 525	1.12	II-B-15	NIL
6	Merrill Lynch Capital Markets Espana S.A.S.V.	25 93 369	1.06	II-B-15	NIL
	Total	**3 28 87 424**	**13.39**		

END